Exhibit 99.1

TEXTAINER ANNOUNCES SHAREHOLDER APPROVAL OF ITS PENDING ACQUISITION BY STONEPEAK AND RECEIPT OF REQUIRED ANTITRUST APPROVALS

HAMILTON, Bermuda and NEW YORK, February 23, 2024 (GLOBE NEWSWIRE) -- Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”), one of the world’s largest lessors of intermodal containers, today announced that at a special meeting of its shareholders held on February 22, 2024, Textainer’s shareholders voted to approve the proposed acquisition of Textainer by Stonepeak, a leading alternative investment firm specializing in infrastructure and real assets.

Upon closing the acquisition, Textainer’s common shareholders will have the right to receive $50.00 per common share in cash without interest and subject to any applicable withholding taxes.

Upon closing the acquisition, each of Textainer’s preference shares (comprised of 7.000% Series A redeemable cumulative perpetual preference shares, and the depository shares representing a 1/1000th interest in each such share, and 6.250% Series B cumulative redeemable perpetual preference shares, and the depositary shares representing a 1/000th interest in each such share) will automatically convert into a corresponding preference share of the surviving company. Within 120 days of the closing of the acquisition, each such preference share of the surviving company will be redeemed by the surviving company, and each holder thereof will receive an amount in cash equal to the amount to which such holder is entitled pursuant to the applicable certificate of designations. Consequently, the depositary shares issued in respect of such preference shares will represent a 1/1000th interest in a corresponding preference share of the surviving company. The redemption of preference shares of the surviving company will result in the corresponding redemption of the depositary shares issued in respect of the preference shares.

All required antitrust approvals that are conditions to closing the proposed transaction under the related merger agreement have been received and, subject to the satisfaction those conditions that by their nature are to be satisfied at the closing, the acquisition is currently anticipated to close on or about March 14, 2024.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale and we are one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary inward listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Textainer’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Textainer’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Textainer’s common shares, preference shares and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Textainer’s off-hire containers; Textainer’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Textainer’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Textainer’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine and activities in Israel; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Textainer’s operations from failures of, or attacks on, Textainer’s information technology systems; disruption to Textainer’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Textainer’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Textainer’s business described in the “Risk Factors” and “Information Regarding Forward-Looking Statements; Cautionary Language” sections of its Annual Report on Form 20-F and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Textainer assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Textainer does not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

Additional information regarding the transaction can be found in the proxy statement attached as Exhibit 99.1 of Textainer’s Report on Form 6-K furnished to the SEC on January 17, 2024, which can be obtained, along with other filings containing information about Textainer, the proposed transaction and related matters, without charge, from the SEC’s website at www.sec.gov or from Textainer’s website at www.textainer.com.

Contacts

Textainer

Investor Relations

+1 415-658-8333

ir@textainer.com